Mail Stop 3561

December 8, 2006

Mr. David L. Kyle
Chief Executive Officer
ONEOK, Inc.
100 West Fifth St.
Tulsa, OK 74103

        RE: ONEOK, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2005
               Filed March 13, 2006
               File No. 1-13643

Dear Mr. Kyle:

       We have reviewed your response letter filed on December 7, 2006 to our comment letter dated November 16, 2006 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note N. Quarterly Financial Data (Unaudited), page 96

1. We have reviewed your response to comment 2 in our letter dated November 16, 2006. Please note that Item 4.02 of Form 8-K "Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review," requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of a registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer should be relied upon because of an error in such financial statements as addressed in APB 20 (which has since been superseded by SFAS 154). As further indicated by Question 1 of the SEC's "Current Report on Form 8-K Frequently Asked Questions," available on our website at www.sec.gov, all Item 4.02 events must be reported on Form 8-K. Since the error you identified was material enough to restate your results of operations for the quarterly period ending September 30, 2005, we believe the error correction is an event reportable under Item 4.02 of Form 8-K and,

therefore, you must file an Item 4.02 Form 8-K to disclose the error correction. In addition to the disclosure requirements of Item 4.02 of Form 8-K, please ensure the filing includes a reconciliation between the previously reported and "as adjusted" financial statement line items impacted by the error correction.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Staff Accountant Andrew Blume at (202) 551-3254 or Staff Accountant Scott Ruggiero at (202) 551-3331. Any other questions regarding disclosure issues may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Accounting Branch Chief